UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to ___________

Commission File Number: 0-15386

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Cerner Corporation Foundations Retirement Plan

B.     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Cerner Corporation
2800 Rockcreek Parkway
North Kansas City, MO 64117

CERNER CORPORATION FOUNDATIONS RETIREMENT PLAN

Report of Independent Registered Public Accounting Firm

Participants of the Cerner Corporation Foundations Retirement Plan and
The Investment Committee of Cerner Corporation

We have audited the accompanying statements of net assets available for benefits of the Cerner Corporation Foundations Retirement Plan (the Plan) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2014, have been subjected to audit procedures performed in conjunction with the audit of Cerner Corporation Foundations Retirement Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules is fairly stated in all material respects in relation to the financial statements as a whole.

/s/Brown Smith Wallace LLC
St. Louis, Missouri
June 9, 2015

Cerner Corporation Foundations Retirement Plan
Statements of Net Assets Available for Benefits

	December 31,
(In thousands)	2014	2013

Investments at fair value (See Notes 3 and 4):
Cerner Corporation common stock	$939,748	$820,016
Mutual funds	666,340	568,442
Self-directed brokerage fund	38,297	34,058
Stable value fund	50,196	48,565
Total investments	1,694,581	1,471,081

Receivables:
Company contributions receivable	5,391	14,567
Notes receivable from participants	12,157	9,834
Other receivable	321	67

Total receivables	17,869	24,468

Net assets reflecting all investments at fair value	1,712,450	1,495,549

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(197)	(133)

Net assets available for benefits	$1,712,253	$1,495,416

See accompanying notes to financial statements.

Cerner Corporation Foundations Retirement Plan
Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2014
(In thousands)

Additions to net assets attributed to:
Net appreciation in fair value of investments	$131,763
Participant contributions	76,042
Company contributions	22,360
Rollover contributions	6,438
Interest, dividends, and other investment income	40,297

Total additions	276,900

Deductions from net assets attributed to:
Distributions to participants	59,784
Administrative expenses	279

Total deductions	60,063

Net increase	216,837

Net assets available for benefits at beginning of the year	1,495,416

Net assets available for benefits at end of the year	$1,712,253
See accompanying notes to financial statements.

Cerner Corporation Foundations Retirement Plan
Notes to Financial Statements

(1) Description of the Plan
The following brief description of the Cerner Corporation Foundations Retirement Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan prospectus and Summary Plan Description for a more complete description of the Plan's provisions, which are available from Cerner Corporation, the Plan Administrator. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

General
The Plan was adopted by the Board of Directors of Cerner Corporation effective November 1, 1987. All associates of Cerner Corporation (the Company) and its United States subsidiaries are eligible for participation in the Plan upon attaining age 18 except for the following:

•
Associates whose employment is governed by a collective bargaining agreement under which retirement benefits were the subject of good faith bargaining, unless such agreement expressly provides for participation in the Plan;

•	Certain non-resident aliens who have no earned income from sources within the United States;

•	Associates that would fall within the Internal Revenue Code's definition of a "leased employee;"

•	Associates who were previously not treated as associates of the Company, but who are reclassified as being common law employees of the Company or one of its affiliates; and

•
Associates who are not employed with a Participating Employer. The Plan's Participating Employers are generally all entities that (i) are a part of Cerner Corporation's controlled group of corporations, and (ii) are domestic corporations with their principal place of business in the United States.

Participant Contributions
Participants may elect to make pre-tax contributions from 1% to 80% of their eligible compensation each year to the Plan, subject to certain Internal Revenue Code (IRC) limitations (not to exceed $17,500 in 2014). New participants will automatically have 3% withheld from their compensation, unless they elect a different percentage or not to participate in the Plan. Additionally, participants who attained the age of 50 during 2014 were able to contribute an additional $5,500 in catch-up contributions. Participants also may generally contribute amounts representing distributions from other eligible retirement plans. Participants direct the investment of their contributions into various investment options offered by the Plan.

Company Contributions - First-Tier Match
If the Company elects in a given Plan year to make the first-tier match, all eligible participants contributing to the Plan will receive a matching contribution equal to 33% of the participant's deferral contribution. No first-tier match will be made on the participant's deferral contributions in excess of 6% of the participant's eligible compensation, as defined by the Plan. The first-tier match is discretionary, and the above percentages are subject to change by the Plan Administrator. An additional discretionary first-tier contribution also may be made at the end of the Plan year. Participants must be employed on the last day of the Plan year and have completed 92 consecutive days of service to be eligible for the additional discretionary contribution. First-tier contributions are invested directly in Company common stock. Participants can diversify their first-tier match after they have completed three years of service, even though they are only 60% vested at that time. See "Vesting" below for information about the vesting of Participant contributions. For the year ended December 31, 2014, the Company contributed $17.6 million in first-tier matching contributions.

Company Contributions - Second-Tier Match
The Company, at its discretion, may elect to make a second-tier match to the Plan. The contribution will be equal to a certain percentage of the participant's paid base compensation, as defined by the Plan. The percentage is determined by the Company and is dependent on whether certain Company financial metrics meet or exceed pre-established benchmarks. Participants who completed 92 consecutive days of service and are employed as of the last day of the Plan year are eligible to receive any approved second-tier match. To be eligible to receive the second-tier match contribution, participants must defer at least 2% of their paid base compensation. Second-tier contributions are invested directly in Company common stock. Participants can diversify their second-tier Company match after they have completed three years of service, even though they are only 60% vested at that time. The total second-tier match amount was $6.6 million for the year ended December 31, 2014, which consisted of Company contributions of $4.6 million and forfeited funds of $2.0 million.

Company Contributions - Tiger Contributions
The Company, at its discretion, may elect to make an additional nonelective contribution available to those individuals who were former employees of the University of Missouri that became Cerner associates in connection with the Tiger Institute Strategic Alliance. Those associates receive prior service credits and may receive an additional nonelective contribution determined by the Company in consultation with its actuary for the 2010 - 2017 Plan years. Participants who are employed as of the last day of the Plan year may be eligible to receive an approved contribution. Tiger Contributions are invested directly in Company common stock. Participants can diversify their Tiger Contribution after they have completed three years of service. For the year ended December 31, 2014, the Company contributed $0.2 million in Tiger Contributions.

Company Contributions - Profit Sharing
The Company may also, at its discretion, make an additional profit sharing contribution to the Plan. If such contribution is made, it will be allocated among eligible participants based on each participant's W-2 compensation. Participants are eligible for the profit sharing contribution if they are employed on the last day of the Plan year and completed 92 consecutive days of employment with the Company during the Plan year. Profit sharing contributions are invested directly in Company common stock. Participants can diversify their profit sharing Company contribution after they have completed three years of service, even though they are only 60% vested at that time. For the year ended December 31, 2014 the Company did not make a profit sharing contribution.

Participant Accounts
Each participant's account is credited with the participant's and the Company's contributions and allocations of Plan earnings. Participant accounts will also be charged the applicable expense ratio for the funds in which such participant invests. Allocations are based on relative account balances. The benefit to which the participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting
Participants vest immediately in their contributions plus actual earnings thereon. Vesting in the Company's contributions is based on years of service, except for Tiger Contributions, which are fully vested at the time of the contribution. Participants vest 20% in Company contributions after one year of service and 20% for each additional year of service until a participant is 100% vested upon completing five years of service. Participants become fully vested in their account balance upon normal retirement, permanent disability, or death.

Notes Receivable from Participants
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000, or 50% of their vested account balance, whichever is less. Loan terms may not exceed five years, except where the loan is obtained for the purchase of a primary residence, in which case the duration may be extended to a term not to exceed 10 years. The loans are secured by the balance in the participant's account and bear interest at the current prime rate plus 1%. Interest rates on loans as of December 31, 2014 range from 4.25% to 9.25%. Principal and interest is paid ratably through scheduled payroll deductions.

Payments of Benefits and Transfers
Upon termination of service, a participant may elect to receive a lump-sum amount equal to the value of the vested interest in the participant's account. The Plan Administrator permits in-kind distributions of Company common stock. In such a case, only whole shares shall be distributed and the value of any fractional share will be distributed in cash.

Within a participant's account, the participant may make up to 12 transfers out of the Company stock per calendar year with no limit to the amount of stock the participant can move in any one transfer. These transfer provisions relate to Company stock held in a participant's account relating to participant contributions. Transfers out of Company stock held in a participant's account relating to Company contributions are prohibited until a participant has at least three years of service with the Company or in the event of termination of employment with the Company.

If a participant leaves employment and their vested benefit is less than $1,000 (excluding amounts attributable to rollovers), and the participant does not elect a direct rollover, a lump sum distribution will be made to the participant within a reasonable time after the termination of employment. This will occur regardless of whether the participant has consented to the distribution. If the value of the vested benefit is more than $1,000 and does not exceed $5,000, and the participant does not elect a distribution or direct rollover, the Plan will roll the distribution over to an individual retirement plan account designated by the Plan Administrator. This occurs regardless of whether the distribution is consented to by the participant.

Forfeited Accounts
Forfeited non-vested accounts totaled $2.0 million at both December 31, 2014 and 2013. These forfeited non-vested accounts were used to offset Company second-tier match contributions for those years respectively.

(2) Summary of Significant Accounting Policies
Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

Investment Valuation and Income Recognition
The Plan invests in various investment securities. Investments in shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Investments in common stock, preferred stock and corporate bonds are stated at fair value based upon the closing price as reported on a recognized securities exchange on the last business day of the year.

The Stable Value Fund, an investment option discussed in further detail in Note (7) of these notes to the financial statements, is stated at fair value and then adjusted to contract value as the investment contracts are fully benefit-responsive.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Contributions
Company and participant contributions are recorded in the period in which funds are remitted to the Plan, except for the second-tier match and Tiger contributions, which are recorded in the period in which they are earned.

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Payment of Benefits
Benefits are recorded when paid.

Administrative Expenses
Certain expenses of the Plan are paid by the Company and are not included in the statement of changes in net assets available for benefits.

(3) Investments
The following presents investments that represent 5% or more of the Plan's net assets:

	December 31,
(In thousands)	2014	2013

Cerner Corporation common stock	$939,748	$820,016
American Century Ultra Inv	121,928	111,029

During 2014, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Year Ended
(In thousands)	December 31, 2014

Cerner Corporation common stock	$129,982
Mutual funds	349
Self-directed brokerage fund	1,432

Total	$131,763

(4) Fair Value Measurements
Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2
Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in inactive markets; inputs other than quoted market prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. All assets have been valued using a market approach.

For the year ended December 31, 2014, the fair value measurement of the Stable Value Fund was transferred from Level 3 to Level 2 based on the increased observability of the inputs associated with these funds. There were no other transfers or reclassifications into or out of fair value levels for the years ended December 31, 2014 and 2013. This transfer is assumed to occur at the end of the reporting period.

The preceding methods described may produce a fair value calculation that may not be indicative of the net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan's investments at fair value as of December 31, 2014 and 2013:

	December 31, 2014
(In thousands)	Level 1	Level 2	Level 3	Total

Cerner Corporation common stock	$939,748	$—	$—	$939,748

Mutual funds:
Lifecycle funds	245,397	—	—	245,397
Bond funds	30,526	—	—	30,526
Large value funds	48,897	—	—	48,897
Large blend funds	73,263	—	—	73,263
Large growth funds	121,928	—	—	121,928
Small value funds	58,856	—	—	58,856
Mid blend funds	26,402	—	—	26,402
International / global equity funds	61,071	—	—	61,071

Self-directed brokerage fund:
Mutual funds	14,159	—	—	14,159
Common stock	18,215	—	—	18,215
Cash	5,364	—	—	5,364
Other	559	—	—	559

Stable Value Fund	—	50,196	—	50,196

Total investments at fair value	$1,644,385	$50,196	$—	$1,694,581

	December 31, 2013
(In thousands)	Level 1	Level 2	Level 3	Total

Cerner Corporation common stock	$820,016	$—	$—	$820,016

Mutual funds:
Lifecycle funds	196,905	—	—	196,905
Bond funds	24,839	—	—	24,839
Large value funds	43,678	—	—	43,678
Large blend funds	57,620	—	—	57,620
Large growth funds	111,029	—	—	111,029
Small value funds	57,620	—	—	57,620
Mid blend funds	19,418	—	—	19,418
International / global equity funds	57,333	—	—	57,333

Self-directed brokerage fund:
Mutual funds	13,475	—	—	13,475
Common stock	15,867	—	—	15,867
Cash	4,104	—	—	4,104
Other	612	—	—	612

Stable value fund	—	—	48,565	48,565

Total investments at fair value	$1,422,516	$—	$48,565	$1,471,081

The table below sets forth a summary of changes in the fair value of the Plan's Level 3 assets for the year ended December 31, 2014.

Year Ended
(In thousands)	December 31, 2014

Beginning balance - December 31, 2013	$48,565
Realized gains	580
Unrealized losses related to assets still held at the reporting date	64
Purchases	15,962
Sales	(14,975)
Transfer out of Level 3	(50,196)

Ending balance - December 31, 2014	$—

(5) Non-Participant-Directed Investment
Information about the net assets relating to the non-participant-directed investments is as follows:

	December 31,
(In thousands)	2014	2013

Cerner Corporation common stock	$679,169	$585,053

The significant components of the changes in net assets relating to the non-participant-directed investments are as follows:

Year Ended
(In thousands)	December 31, 2014

Company contributions	$31,533
Investment income	85,330
Distributions to participants	(22,747)

Total	$94,116

(6) Differences between Financial Statements and Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	December 31,
(In thousands)	2014	2013

Net assets available for benefits per the financial statements	$1,712,253	$1,495,416
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	197	133

Net assets available for benefits per the Form 5500	$1,712,450	$1,495,549

The following is a reconciliation of net appreciation in fair value of investments per the financial statements to the Form 5500:

Year Ended
(In thousands)	December 31, 2014

Net appreciation in fair value of investments per the financial statements	$131,763
Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts	64

Net appreciation in fair value of investments per the Form 5500	$131,827

(7) Investment Contract with J.P. Morgan Asset Management
The Stable Value Fund is separately managed by J.P. Morgan Investment Management, Inc. The Stable Value Fund invests in a common/collective trust fund and separate account which consists of a high quality fixed income portfolio, combined with investment contracts, commonly referred to as benefit-responsive wrap contracts, issued by insurance companies and other financial institutions for a fee. The fixed income portfolio consists of investment grade fixed income securities, primarily U.S. Treasury, agency, corporate, mortgage-backed, and asset-backed. The wrap contracts are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.

Because the wrap investment contracts are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits. Contract value, as reported to the Plan by Fidelity Management Trust Company (the Trustee), represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The fair value of the investment contracts at December 31, 2014 and 2013 was $50.2 million and $48.6 million, respectively. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than zero percent. Such interest rates are reviewed on a quarterly basis for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial plan termination or merger with another plan), (2) changes to the Plan's prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that any events which would limit the Plan's ability to transact at contract value with participants are probable of occurring.

Generally, the wrapper contracts do not permit the issuer to terminate the contracts at a value other than contract value unless the Plan loses its qualified status, has incurred material breaches of responsibilities, or has made material and adverse changes to the provisions of the Plan. The investment contracts have a 30-day redemption notice requirement.

Year Ended
December 31, 2014

Average yields:
Based on actual earnings	1.48%
Based on interest rate credited to participants	1.58%

(8) Related Party Transactions
Certain Plan investments are shares of mutual funds managed by the Trustee; therefore, these transactions qualify as party-in-interest transactions (as such is defined under ERISA). Fees paid by the Plan to the Trustee for recordkeeping services amounted to $111,466 for the year ended December 31, 2014.

Certain Plan investments are shares of Cerner Corporation common stock. The Company is the Plan sponsor; therefore, these transactions are considered party-in-interest transactions. Certain receivables are loans to participant employees of the Company, and, therefore, these transactions are considered party-in-interest transactions.

(9) Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their Company contributions.

(10) Tax Status
The Internal Revenue Service has determined and informed the Company by a letter dated September 22, 2011 that the Plan and the related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since filing for the determination letter, the Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2011.

(11) Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

Included in investments at December 31, 2014 and 2013 are shares of the Company's common stock with a market value of $939.7 million and $820.0 million, respectively. This investment represents 55.5% and 55.7% of total investments at December 31, 2014 and 2013, respectively. A significant decline in the market value of the Company's common stock would have a material adverse effect on the Plan's net assets available for benefits.

Cerner Corporation Foundations Retirement Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year) - December 31, 2014
EIN: 43-1196944
Plan Number: 001

(In thousands)			**
	-b-	-c-	-d-	-e-
-a-	Identity of issuer, borrower, lessor or other similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

*	Cerner Corporation	Common Stock	$229,011	$939,748

	Underlying Securities of Stable Value Fund:
	JPMCB Liquidity Fund Variable Rate Short-term Investment Fund			3,563
	JPMCB Intermediate Public Bond Fund	Common/Collective Trust; 2,296,842 units		30,947
	AIG Insurance Wrapper	American General Contract #GA-1106460
	Voya Insurance Wrapper	Voya Contract #60424
	Metlife Separate Account #715	Separate Account; 154,738 units		15,686
	Metlife Insurance Wrapper	Metlife Contract #GA-32580
	Total Stable Value Fund			50,196

	TRP Retirement 2005	Mutual fund		1,436
	TRP Retirement 2010	Mutual fund		2,400
	TRP Retirement 2015	Mutual fund		10,804
	TRP Retirement 2020	Mutual fund		28,466
	TRP Retirement 2025	Mutual fund		29,190
	TRP Retirement 2030	Mutual fund		26,328
	TRP Retirement 2035	Mutual fund		26,956
	TRP Retirement 2040	Mutual fund		36,443
	TRP Retirement 2045	Mutual fund		35,156
	TRP Retirement 2050	Mutual fund		27,918
	TRP Retirement 2055	Mutual fund		14,721
	TRP Retirement Bal	Mutual fund		5,579
	ABF Large Cap Value	Mutual fund		48,897
	American Century Gov't Bond Inv	Mutual fund		5,630
	American Century Small Cap Inv	Mutual fund		58,856
	American Century Ultra Inv	Mutual fund		121,928
	Artisan International	Mutual fund		52,531
	Columbia Acorn International Z	Mutual fund		8,540
*	Fidelity Spartan Extnd Market Index	Mutual fund		26,402
*	Fidelity Spartan 500 Index Inv	Mutual fund		41,866
	Hartford Capital Appreciation	Mutual fund		31,397
	Loomis Investment Grade BD	Mutual fund		24,896
		Total mutual funds		666,340

	Brokeragelink	Self-directed brokerage account		38,297
*	Participant loans	Loans with interest ranging from 4.25% to 9.25%		12,157

				$1,706,738
—————

*	Party-in-interest as defined by ERISA

**
Shares of Cerner Corporation common stock are partially nonparticipant-directed. In accordance with instructions to the Form 5500, the Plan is not required to disclose the cost component of the participant-directed investments.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
CERNER CORPORATION FOUNDATIONS RETIREMENT PLAN

Dated: June 9, 2015	By:	/s/ Marc G. Naughton X
Marc G. Naughton, Executive Vice President and Chief Financial Officer of Cerner Corporation